Lonrho Africa Plc
Lancaster House, Mercury Court, Tithebarn Street,
Liverpool L2 2RG, England
Telephone: + 44 (0) 151 243 5300
Facsimile: + 44 (0) 151 236 2190
Email: mail@lonaf.co.uk

02 APR 17 AM11:1

0402\jhh\jcg\2

5 April, 2002

LONRHO AFRICA
PLC

Office of International Corporate Finance
Mail Stop 3-2
Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

02028459

SUPPL

Dear Sirs

LONRHO AFRICA PLC - FILE NO 82-4753

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Lonrho Africa Plc, File Number 82-4753.

Yours faithfully

J H HUGHES
COMPANY SECRETARY

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Preliminary Results for the year ended 30 September 2001 : 11 March 2002
Change in Advisers : 2 April 2002

dlw 4/19

02 APR 17 AM 11: 1

For Immediate Release 2 April 2002

Lonrho Africa Plc

Lonrho Africa Plc ("the Company") is pleased to announce the appointment, with immediate effect, of Strand Partners Limited as Nominated Adviser and Numis Securities Limited as Broker to the Company on The London Stock Exchange, and HSBC Investment Services (Africa) (Pty) Limited as Sponsor to the Company on the JSE Securities Exchange South Africa.

Ends

For further information, please contact:

Nadja Vetter, Cardew & Co T: 020 7930 0777

11 MARCH 2002

LONRHO AFRICA PLC

Preliminary Results for the year ended 30 September 2001

Chairman's statement

Group strategy and progress

Last year I reported that we planned to continue to widen the scope and to accelerate the timing of our disposal programme. I am pleased to announce that substantial progress has been made, with net borrowings reduced from £32.4 million to £5.7 million.

Motors

In April 2001 we announced that we had entered into conditional agreements to dispose of our interests in the Toyota Distributorships in Angola, Kenya, Malawi, Zambia and Zimbabwe to Toyota Tsusho Corporation (TTC) of Japan for an overall consideration of Yen 220 million (£1.2 million) payable in full on completion. In addition, TTC would repay the indebtedness outstanding to the Lonrho Africa Group of £0.3 million. TTC also agreed to purchase two Group properties for a consideration of US$0.6 million (£0.4 million). All agreements have now been completed.

In May 2001 we sold our interest in the assets and liabilities of Lonrho Auto Distributors, which traded under the name of Zimoco and held the DaimlerChrysler franchise in Zimbabwe, to a consortium including management. Proceeds totalled Z$52 million (£0.3 million), of which Z$27 million (£0.2 million) was deferred and subsequently paid in September 2001. In addition, trade finance of €0.3 million (£0.2 million) owed to the Lonrho Africa Group was repaid. In a separate transaction a Group property was sold to the consortium in September 2001 for a consideration of Z$22 million (£0.1 million).

In September 2001 we agreed the sale of Farming & Engineering Services in Malawi, the Massey Ferguson distributor, to a consortium including management. Completion took place in November 2001. The consideration was an immediate payment of £0.5 million and a deferred element in the form of redeemable preference shares of £0.3 million. In addition, group properties were sold to the consortium for £0.1 million.

The Kenyan court injunction over the sale of Lonrho Africa's Kenyan assets, which was granted pending the hearing of a claim by certain Commercial Paper holders in Lonrho Motors East Africa Limited (in Receivership), has been lifted. The hearing is listed for November 2002.

Cotton

Following clearance from the Competition Commission, the bulk of the assets of the South African operation were sold in December 2000.

Timber

We completed the sale of our Zimbabwean timber interests in August 2001. The consideration was a cash payment of US$5 million (£3.5 million).

Food Processing

In January 2001, we completed the sale of Farmer's Choice, our wholly owned meat processing business in Kenya, for a cash consideration of £5.5 million, payable on completion. Net assets at 30 September 2000 amounted to £5.3 million and subsequent to that date Farmer's Choice paid dividends of £2.1 million and settled inter-company debt of £3.3 million.

Distribution

In February 2001 we completed the disposal of our 50.6% interest in John Holt Plc, our distribution business in Nigeria, to a consortium of management. The consideration was US$1.6 million (£1.1 million), of which US$1.1 million (£0.8 million) was payable on completion and US$0.5 million (£0.3 million) by 31 July 2003. In addition, Nigerian bank debt of £10 million was transferred with the disposal. Lonrho Africa's share of the net assets at 30 September 2000 amounted to £1.1 million. Trade finance provided to John Holt Plc by the Lonrho Africa Group, amounting to £5.7 million, was scheduled for repayment by instalments up to 28 February 2003. We did, however, accept a discounted offer to settle this trade finance debt in full prior to 30 September 2001.

We completed the disposal of our 80% interest in Import and Export, Malawi in September 2001.

Hotels

Operating profits improved in the year to September 2001 as both the Kenyan hotels and Labadi Beach experienced improved occupancy levels. However, profits are likely to be impacted this year following the events of September 11, 2001.

Significant interest has been shown, with a number of parties expressing a desire to purchase the entire hotel group, together with the Ol Pejeta Ranch and, given the permutation of offers, extensive due diligence operations have been carried out and continue to be carried out by prospective purchasers.

Property

The sale of 24,000 acres of agricultural land at Nandi Estates in Kenya continues. To date proceeds exceed £11 million, with £5.3 million being received during the financial year.

Agreements for sale of all the plots on the residential estate at Borrowdale Brooke, Zimbabwe have now been completed. The twelve-month maintenance period in respect of the infrastructure ends in March 2002.

Textiles

On 5 June 2001 we disposed of our interest in David Whitehead Textiles in Zimbabwe to a consortium including management. Proceeds totalled Z$40 million (£0.2 million) with Z$20 million (£0.1 million) paid on completion and Z$20 million (£0.1 million) paid on 31 October 2001.

General

Keith Atkinson stepped down as Chief Executive and as a member of the Board on 31 May 2001. Gavin Barnes, Chief Operating Officer, has assumed Keith Atkinson's duties and he and John Garnett, Chief Financial Officer, are now jointly responsible for implementing Board decisions and policy. The Board would like to thank Keith for his considerable contribution over many years and wish him every success in the future.

The Company's shares were admitted to trading on the Alternative Investment Market of The London Stock Exchange on 26 February 2001 and at the same time the listing on The Johannesburg Securities Exchange was moved to the Venture Capital Market sector of that exchange.

A number of cost saving measures have been introduced including a move to smaller premises in Liverpool. Following the closure of the Nairobi office responsibility for operations has moved to Harare. We thank all staff for their loyalty and service during the year.

Bernard Asher
Chairman

8 March 2002

Operating review

Motors
While the official exchange rate in Zimbabwe has not moved over the past year, the unofficial parallel market has reflected a currency depreciation in excess of 450%. This has resulted in an acute shortage of foreign currency leading to Government inspired controls on imports, price controls and a reduction in interest rates. This in an environment where inflation is in excess of 80%. These measures obviously impacted on Dahmer, our bus building business. In the event, Dahmer did well to report an operating profit of £0.2 million on the back of a 24% decrease in unit sales. Headcount was reduced by 28% and overhead increases limited to 16% (in local currency terms).

The positive effects arising from the privatisation of the copper mines in Zambia were somewhat limited. An operating loss in respect of the non-Toyota businesses of £0.9 million was an improvement on the prior year level of £1.3 million, and included exchange losses of £0.3 million, reflecting a devaluation of the Zambian Kwacha of 11%. Receivables were reduced by 45% to £1.3 million. Further efforts to reduce overheads were constrained by the inordinately high cost of effecting retrenchments in Zambia. Group financing of Zambian orders ceased in order to reduce exposure.

Our Malawi tractor operation posted an operating profit of £0.6 million, up 24% on last year. Another 30 units were placed on full maintenance leasing contracts with the sugar industry, and the parts and workshop operations showed growth.

The non-Toyota/Massey Ferguson operations in Swaziland were closed during the year due to the fact that manufacturers were insisting on improved facilities, which would have proved uneconomic. The remaining business saw a 10% reduction in unit sales and operating profit fell from £0.5 million to £0.3 million.

The slimmed down motor operation in Angola reported a much reduced operating loss of £0.1 million. Orders were scaled down considerably, and unit stock on hand was reduced from 105 to 15 units. Inventory value of units and equipment has been reduced to £0.5 million and this has led to increasing pressure from franchisors.

Timber
All operations in Kenya have now been discontinued, with 1,994 tonnes of wattle extract remaining for disposal at the end of the financial year. A nucleus of staff has been retained to complete the sale of Nandi land.

Ranching
While the results from Ol Pejeta in the second half were satisfactory, reflecting more normal rains, the operating loss of £0.1 million reflected the 2000 drought conditions. Livestock numbers now total 5,700 cattle and 3,800 sheep.

Hotels
The Hotel division reported a 7% increase in turnover to £14.7 million, and an improvement in operating profit from £1.2 million to £1.6 million.

The Kenyan hotels improved occupancies from 43% to 47% resulting in a 30% profit enhancement. The flagship Norfolk Hotel increased rooms sold by 10% which compared favourably with competitors. Capital expenditure of £0.5 million was below the budget of £1.2 million as projects were postponed. The main project undertaken during the year was the refurbishment of the Riverside Cottages at Mount Kenya Safari Club. The Aberdare Country Club and Sweetwaters were voted best up-country hotel and best tented camp respectively by readers of Travel News and Lifestyle magazine. Mount Kenya Safari Club was voted best hotel in Africa and the Middle East by the Travel and Leisure magazine.

Occupancy of 82% at the Labadi Beach Hotel in Ghana was the best since the hotel was opened. This, together with the final repayment of the offshore hard currency loans which had reduced profits due to the depreciating currency, resulted in a doubling of operating profit.

Hotel Cardoso in Mozambique reported occupancies down from 52% to 47% as room supply in Maputo increased and visiting aid workers reduced. Overall demand for hotel accommodation in Maputo fell 13% compared to the previous year.

Following the events of 11 September 2001, the Hotel division has experienced a downturn in occupancies but management believes that this is a short-term trend and that alternative markets will be found to compensate for the decrease in US visitors.

For further information please contact:

Gavin Barnes, Chief Operating Officer	Tel: 0151 243 5300
John Garnett, Chief Financial Officer	Tel: 0151 243 5300
Nadja Vetter, Cardew & Co.	Tel: 020 7930 0777

Financial review

Basis of preparation of financial statements

Going concern

The directors continue to adopt the going concern basis in preparing the financial statements as the disposal process continues to reduce net debt in accordance with the Board's strategy. Net debt at 30 September 2001 was £5.7 million compared to £32.4 million at 30 September 2000 and £83.6 million at 30 September 1999. The Directors remain confident that further disposals will be made in the next financial year to reduce borrowings.

Bank facilities are now, in the main, uncommitted but the principal lenders have an agreed repayment schedule based on a share of disposal proceeds. Regular meetings are held to discuss the progress of the disposal programme and whilst this is taking longer than anticipated (in particular the Hotels), sufficient progress has been made for the Directors to believe that the support of the principal lenders will remain in place.

Asset values

In preparing the financial statements the Directors have reviewed the carrying values of both fixed and current assets in light of the current economic uncertainties, and have made such adjustments as they consider reasonable and prudent.

Group performance

Continuing operations at 30 September 2001 consist of Hotels, Ol Pejeta Ranching in Kenya and Motors businesses in Angola, Swaziland, Zambia and Zimbabwe.

Total turnover in continuing operations decreased by 20% for the year, largely because of weaker trading in Motors and weaker local currencies. However, turnover in Hotels increased by 6.5% compared to the year 2000.

The total operating loss for the year of £1.6 million compared favourably with the loss last year of £32.5 million because of the substantial reduction in exceptional items although cost savings have been made following the reorganisation of the Group's head office function, which will impact more fully in future periods.

Loss on sale and termination of operations amounted to £11.9 million, although this includes £5.1 million of goodwill which had been previously set off against reserves.

Net interest payable at £3.3 million was lower than last year's charge of £12.8 million because of the reduction in debt following the sale of assets and businesses, a reduction in hard currency interest rates and the devaluation of some African currencies.

Dividend

The Board has decided that it is not appropriate to declare a dividend.

Annual General Meeting

The Annual General Meeting will be held on Wednesday 17 April, 2002 at 2.30 pm at Liverpool Moat House Hotel, Paradise Street, Liverpool L1 8JD.

At this meeting a resolution will be proposed which, if passed, will give the Directors a general authority to make market purchases of up to 15.757 million ordinary shares of 20p each (representing approximately 10% of the current issued share capital). The Directors would only use this authority if it was considered to be in the best interests of the Company, and they could foresee a consequent improvement in earnings per share.

Consolidated profit and loss account

for the year ended 30 September

	Note	2001 Continuing operations £m	2001 Discontinued operations £m	2001 Total £m	2000 Continuing operations £m	2000 Discontinued operations £m	2000 Total £m
Turnover							
Group		**32.9**	**72.8**	**105.7**	41.1	211.8	252.9
Joint ventures		**0.4**	**8.5**	**8.9**	0.3	13.8	14.1
		33.3	**81.3**	**114.6**	41.4	225.6	267.0
Group net operating costs		**(35.8)**	**(72.4)**	**(108.2)**	(50.4)	(233.3)	(283.7)
Operating profit/(loss)							
Group							
- before exceptional items		**(2.2)**	**1.5**	**(0.7)**	(2.0)	1.7	(0.3)
- exceptional items	*1a*	**(0.7)**	**(1.1)**	**(1.8)**	(7.3)	(23.2)	(30.5)
		(2.9)	**0.4**	**(2.5)**	(9.3)	(21.5)	(30.8)
Joint ventures							
- before exceptional items		**0.1**	**0.8**	**0.9**	0.1	0.1	0.2
- exceptional items	*1a*	**-**	**-**	**-**	-	(1.9)	(1.9)
		0.1	**0.8**	**0.9**	0.1	(1.8)	(1.7)
Total operating profit/(loss)							
- before exceptional items		**(2.1)**	**2.3**	**0.2**	(1.9)	1.8	(0.1)
- exceptional items	*1a*	**(0.7)**	**(1.1)**	**(1.8)**	(7.3)	(25.1)	(32.4)
		(2.8)	**1.2**	**(1.6)**	(9.2)	(23.3)	(32.5)
Profit on disposal of land and buildings				**-**			2.9
Loss on sale or termination of operations	*1b*			**(11.9)**			(15.8)
Net interest payable				**(3.3)**			(12.8)
Loss before taxation				**(16.8)**			(58.2)
Taxation				**(1.8)**			(3.9)
Loss after taxation				**(18.6)**			(62.1)
Minority interests				**(1.2)**			4.7
Loss for the year				**(19.8)**			(57.4)
Dividends to shareholders				**-**			-
Retained loss				**(19.8)**			(57.4)
Loss per share (basic and diluted)				**(12.6) p**			(36.4) p
Loss per share before exceptional Items (basic and diluted)				**(3.9) p**			(7.2) p
Dividends per share				**-**			-

Note The figures for 2000 have been restated to reflect operations that ceased during 2001 as discontinued.

Balance sheet

for the year ended 30 September

	Group	
	2001	2000
	£m	£m
Fixed assets		
Tangible	**38.5**	74.6
Investments :		
Joint ventures	**0.3**	1.2
Other investments	**0.6**	0.4
	39.4	76.2
Current assets		
Stocks	**5.8**	41.3
Debtors :		
Amounts falling due within one year	**12.1**	34.7
Amounts falling due after more than one year	**8.4**	-
	20.5	34.7
Cash at bank	**5.7**	7.2
	32.0	83.2
Creditors		
Amounts falling due within one year	**(25.9)**	(86.7)
Net current assets/(liabilities)	**6.1**	(3.5)
Total assets less current liabilities	**45.5**	72.7
Creditors		
Amount falling due after more than one year	**-**	(1.0)
Provisions for liabilities and charges	**(5.1)**	(5.9)
Net assets	**40.4**	65.8
Capital and reserves		
Called up share capital	**31.5**	31.5
Revaluation reserve	**20.2**	30.7
Other reserves	**48.5**	34.1
Profit and loss account	**(66.1)**	(39.2)
Shareholders' funds	**34.1**	57.1
Minority interests (equity)	**6.3**	8.7
	40.4	65.8

Consolidated cash flow statement

for the year ended 30 September

	Note	2001 £m	2001 £m	2000 £m	2000 £m
Net cash flow from operating activities					
- continuing operations		**(5.2)**		5.9	
- discontinued operations		**11.6**		17.2	
	4		**6.4**		23.1
Returns on investments and servicing of finance					
Interest					
- received		**0.3**		1.7	
- paid		**(3.5)**		(13.7)	
Dividends to minorities		**(0.2)**		(0.4)	
Net cash outflow from returns on investments and servicing of finance			**(3.4)**		(12.4)
Tax paid					
United Kingdom		**-**		(0.1)	
Overseas		**(1.9)**		(4.2)	
Total tax paid			**(1.9)**		(4.3)
Net cash inflow before investing activities and equity dividends			**1.1**		6.4
Net capital receipts	*5*		**5.6**		14.0
Net proceeds from disposal of subsidiaries	*6*		**17.0**		21.2
Net cash inflow before management of liquid resources and financing			**23.7**		41.6
Financing					
New long-term loans		**-**		0.1	
New short-term loans		**1.7**		1.7	
Repayment of long-term loans		**(4.0)**		(2.4)	
Repayment of short-term loans		**(0.2)**		(15.0)	
Net cash outflow from financing			**(2.5)**		(15.6)
Increase in cash			**21.2**		26.0

Notes to the accounts

1. Exceptional items

a) Operating items

Operating profit/(loss) includes the following exceptional items	**Continuing operations 2001 £m**	**Discontinued operations 2001 £m**	**Total 2001 £m**	Continuing operations 2000 £m	Discontinued operations 2000 £m	Total 2000 £m
Provisions against fixed assets, stocks and debtors in :						
Angolan motor business	**-**	**-**	**-**	(3.8)	-	(3.8)
Angolan joint venture	**-**	**-**	**-**	-	(1.9)	(1.9)
Malawi motor business	**-**	**(0.7)**	**(0.7)**	-	-	-
Swaziland motor business	**(0.6)**	**-**	**(0.6)**	-	-	-
Zambian motor business	**-**	**-**	**-**	(2.5)	-	(2.5)
East Africa motor business	**-**	**-**	**-**	-	(6.8)	(6.8)
Cotton operations	**-**	**-**	**-**	-	(3.2)	(3.2)
Textiles business	**-**	**-**	**-**	-	(3.1)	(3.1)
Zimbabwe plantations	**-**	**-**	**-**	-	(7.5)	(7.5)
Write off of goodwill in I&E Malawi	**-**	**-**	**-**	-	(0.6)	(0.6)
Reorganisation and rationalisation costs	**(0.1)**	**(0.4)**	**(0.5)**	(1.0)	(2.0)	(3.0)
	(0.7)	**(1.1)**	**(1.8)**	(7.3)	(25.1)	(32.4)

Operating exceptional items analysed by division are as follows:

Motors	**(0.6)**	**(0.7)**	**(1.3)**	(6.8)	(8.7)	(15.5)
Agribusiness	**-**	**-**	**-**	-	(10.7)	(10.7)
Distribution	**-**	**-**	**-**	-	(0.6)	(0.6)
Textiles	**-**	**-**	**-**	-	(3.1)	(3.1)
Central	**(0.1)**	**(0.4)**	**(0.5)**	(0.5)	(2.0)	(2.5)
	(0.7)	**(1.1)**	**(1.8)**	(7.3)	(25.1)	(32.4)
Minority interest	**(0.2)**	**0.2**	**-**	-	1.8	1.8
	(0.9)	**(0.9)**	**(1.8)**	(7.3)	(23.3)	(30.6)

1. Exceptional items continued

b) Non-operating items:

	Continuing operations 2001 £m	Discontinued operations 2001 £m	Total 2001 £m	Continuing operations 2000 £m	Discontinued operations 2000 £m	Total 2000 £m
Profit/(loss) on disposal of subsidiaries :						
Motors	-	**(2.5)**	**(2.5)**	-	(6.0)	(6.0)
Agribusiness	-	**1.0**	**1.0**	-	(5.7)	(5.7)
Distribution	-	**(2.6)**	**(2.6)**	-	-	-
Property	-	**(1.2)**	**(1.2)**	-	(1.9)	(1.9)
Other disposal and closure costs	-	**(1.5)**	**(1.5)**	0.1	(2.3)	(2.2)
Goodwill previously set off against reserves (note 20)	-	**(5.1)**	**(5.1)**	-	-	-
	-	**(11.9)**	**(11.9)**	0.1	(15.9)	(15.8)

Non-operating exceptional items analysed by division are as follows :

Motors	-	**(2.7)**	**(2.7)**	-	(6.0)	(6.0)
Agribusiness	-	**1.0**	**1.0**	-	(6.7)	(6.7)
Distribution	-	**(5.8)**	**(5.8)**	-	0.2	0.2
Hotels	-	-	-	0.1	-	0.1
Property	-	**(1.2)**	**(1.2)**	-	(1.9)	(1.9)
Central	-	**(3.2)**	**(3.2)**	-	(1.5)	(1.5)
	-	**(11.9)**	**(11.9)**	0.1	(15.9)	(15.8)
Profits	-	**2.6**	**2.6**	0.1	0.5	0.6
Losses	-	**(14.5)**	**(14.5)**	-	(16.4)	`(16.4)
	-	**(11.9)**	**(11.9)**	0.1	(15.9)	(15.8)
Minority interest	-	-	-	-	0.4	0.4
	-	**(11.9)**	**(11.9)**	0.1	(15.5)	(15.4)

2. Pension costs

The Group operates one defined benefit pension scheme in the United Kingdom. This scheme is a funded scheme. It also operates a variety of pension schemes overseas.

The charge for the overseas schemes was £0.8 million (2000: £1.5 million) resulting in a total pension charge for the Group of £0.8 million (2000: credit £0.1 million). In respect of the overseas schemes, pension costs have been determined in accordance with the latest actuarial advice where practicable and otherwise in accordance with local regulations.

The UK pension scheme asset of £8.1 million (2000: £8.1 million) relates to a prepayment of contributions calculated under Statement of Standard Accounting Practice No 24 ("SSAP24").

This prepayment would normally be realised by suspending future contributions so that the prepayment would reverse as pension liabilities increased. However, because the number of active members has reduced in recent years this asset will not be realised for some considerable time.

Inland Revenue regulations stipulate that in order to continue to be tax exempt, Pension Funds must maintain assets at no more than 105% of liabilities, and Pension Funds should be valued at three year intervals using prescribed actuarial assumptions in order to ensure that this ratio is maintained.

Because the September 1999 valuation disclosed that assets were in excess of 105% of liabilities the Trustee of the scheme proposed a series of benefit improvements for members plus an application to the Pensions Regulator ("OPRA") to grant a modification order to authorise a repayment to the sponsoring employer, of approximately £8.5 million after tax has been deducted.

In accordance with the Pensions Act the modification order process started in August 2000 by consulting the members of the Scheme. Objections were received from six members and because of these objections the Trustee has been advised by legal counsel to seek the direction of the court over the correct interpretation of the Trustee's power under the Trust Deed. In the meantime, the application to OPRA has been stayed.

Pending the outcome of the court hearing and the application to OPRA it is not certain whether a repayment to the sponsoring employer can be made or if it can be made how much of the requested £8.5 million after tax can be repaid.

Composition of the deferred benefit scheme in the United Kingdom
As stated above, the United Kingdom pension cost figures used in these accounts comply with the current pension cost accounting standard, SSAP24. Under the new pension standard, Financial Reporting Standard 17 ("FRS17") "Retirement Benefits", the following transitional disclosures are required:

The group operates a defined benefit scheme in the UK. A full actuarial valuation was carried out at 30 September 1999 and updated on an FRS 17 basis to 30 September 2001 by a qualified independent actuary. The major assumptions used by the actuary for the purposes of the FRS17 figures were :

Rate of increase in salaries	3.9%
Rate of increase in deferred pensions	2.4%
Rate of increase in pensions in payment	2.4%
Discount rate	6.1%
Inflation assumption	2.4%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Long-term rate of return expected at 30 September 2001 (pa)	**Value at 30 September 2001 £m**
Equities	6.9%	16.9
Bonds (Fixed Interest and Index Linked)	4.9%	22.4
Cash	4.6%	12.6
		51.9
Present value of scheme liabilities		(10.1)
Surplus in the scheme		41.8

However, of the surplus in the Scheme only £2.2 million can be utilised by suspending future contributions. The current modification order, which is subject to the court hearing (see above), will utilise approximately £19.2 million of the above surplus (of which approximately £8.5 million after tax may be returned to the sponsoring employer with the remainder going to the members of the scheme). However, any further amounts that could be repaid to the sponsoring employer would need to be subject to a further application for a modification order and the viability of any further order cannot be determined until the outcome of that court hearing.

The Company has agreed with the trustees not to pay any further contributions subject to review at the next actuarial valuation as at 30 September 2002.

The Group does not have any material post retirement benefits other than the pension schemes noted above.

3. Contingent liabilities

	Group		Company	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Third party guarantees	**-**	2.0	**-**	2.0
Taxation	**6.3**	13.0	**-**	-
Pending litigation	**3.3**	3.3	**3.3**	3.3
Other	**-**	0.5	**-**	-
Guarantees of loans of subsidiary undertakings	**-**	-	**10.5**	25.4
Total	**9.6**	18.8	**13.8**	30.7

Certain Group companies have, in the ordinary course of business, entered into counter indemnities and performance bonds relating to the Group's own contracts.

The Group is in discussions with the taxation authorities in a number of territories over disputed treatments of certain items for taxation purposes. There are three principal areas of dispute. The Kenya Reserve Authority is in dispute with Kenyan hotel operators in relation to the charging of VAT on transportation services and has raised assessments on certain of the Group's Kenyan Hotels businesses following reviews of the VAT returns. The Zambia Revenue Authority are in dispute with a number of our Motor companies over the treatment of head office charges in the accounts and with Turnpan Zambia Limited over the payment of duty in respect of the operation of a bonded warehouse. The Zimbabwe Department of Taxes is in dispute with Lonrho Auto Distributors (Pvt) Limited regarding the treatment for taxation purposes of vehicle sales and other matters. The total of the amounts assessed and the estimated additional tax calculated (including interest and penalties) on the matters raised have been included in contingent liabilities. The Directors, having taken advice from KPMG, their tax advisers in the appropriate countries, believe that most of the matters raised by the taxation authorities are without merit under the tax legislation extant at the times concerned and so do not believe that any liability will arise although there can be no certainty as to the ultimate outcome.

The pending litigation in respect of action brought by certain commercial paper investors in Lonrho Motors East Africa Limited ("LMEA") against, *inter alia*, the Company and LMEA, is still being processed through the Kenyan courts. The litigation will continue to be contested vigorously by the Company whose Directors believe that the claim will be successfully defended.

4. Net cash flow from operating activities

	Continuing operations 2001 £m	**Discontinued operations 2001 £m**	**Total 2001 £m**	Continuing operations 2000 £m	Discontinued operations 2000 £m	Total 2000 £m
Operating (loss)/profit	**(2.9)**	**0.4**	**(2.5)**	(9.3)	(21.5)	(30.8)
Depreciation charge	**1.2**	**2.0**	**3.2**	1.4	6.4	7.8
Provisions for impairment of assets	**0.6**	**-**	**0.6**	3.2	9.0	12.2
Amortisation and impairment of goodwill	**-**	**-**	**-**	-	0.9	0.9
Decrease in stocks	**0.7**	**6.1**	**6.8**	7.8	7.0	14.8
(Increase)/decrease in debtors	**(1.0)**	**(2.5)**	**(3.5)**	0.3	16.4	16.7
(Decrease)/increase in creditors	**(3.8)**	**5.6**	**1.8**	2.5	(1.0)	1.5
	(5.2)	**11.6**	**6.4**	5.9	17.2	23.1

5. Net capital receipts/(payments)

Group	**2001 £m**	2000 £m
Purchase of tangible fixed assets	**(2.2)**	(5.9)
Sale of tangible fixed assets	**7.0**	19.8
Sale of fixed asset investments	**0.8**	0.1
	5.6	14.0

6. Net proceeds from disposals of subsidiaries and joint ventures

	Note	**2001 £m**	2000 £m
Sale of joint ventures		**1.2**	0.1
Disposal and closure costs		**(0.9)**	(1.2)
Sale of subsidiaries	*31*	**16.7**	22.3
		17.0	21.2

Statutory information

The financial information set out above does not constitute the Company's statutory accounts for the years ended 30 September 2000 or 2001 but is derived from those accounts. Statutory accounts for 2000 have been delivered to the registrar of companies, and those for 2001 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their report from 2000 was unqualified, although it draws attention to the uncertainties relating to preparation of the accounts on a going concern basis, asset valuations and contingent liabilities; it did not contain a statement under section 237 (2) (inadequate accounting records or returns or accounts not agreeing with records and returns) or 237 (3) (failure to obtain necessary information and explanations) of the Companies Act 1985. The auditors' report for 2001 was unqualified, although it draws attention to the uncertainties relating to:

(a) preparation of the accounts on a going concern basis and
(b) asset valuations.

It did not contain a statement under sections 237 (2) or (3) of the Companies Act 1985